June 23, 2010

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NCR Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 001-00395

Dear Mr. Gilmore:

Thank you for your Comment Letter dated June 10, 2010 (the “Comment Letter”). Set forth below are NCR Corporation’s (the “Company”) responses to the comments included in the Comment Letter. The comments from the Comment Letter are included below in bold. The Company’s response follows each comment. Please do not hesitate to contact me if there are any questions concerning our responses or if we can be of further assistance.

Form 10-K for the period ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 42

1.	We note your response to prior comment 1. In your response you indicated that classification of environmental remediation costs as nonoperating expense is more useful and informative to investors than classification as discontinued operations. Notwithstanding the fact that the operations which gave rise to the environmental remediation costs were discontinued decades ago, it appears to the Staff that classification as discontinued operations is required by SAB Topic 5Z(5). Please revise your classification accordingly in future filings.

We acknowledge that SAB Topic 5Z(5) requires environmental remediation costs relating to discontinued operations to be classified within income from discontinued operations. As your comment above suggests, we are prepared to revise our classification in future filings. However, prior to revising the classification, we respectfully refer the Staff of the Division of Corporation Finance (the “Staff”) to correspondence dated July 3, 2002, and October 4, 2002. We have continued to classify these costs as a component of other income (expense) consistent with the outcome of that correspondence. We respectfully request the Staff to advise whether this earlier correspondence was considered

Mr. Patrick Gilmore

when reaching the conclusion in your comment above, and if, in light of that earlier correspondence, the Staff’s conclusion remains the same.

Notes to Consolidated Financial Statements

Note 11 Commitments and Contingencies

Environmental Matters, page 76

2.	We note your response to prior comment 4 where you discuss how you estimated the amount of the liability allocable to NCR. We further note from disclosure on page 35 of your Form 10-K for the Fiscal year Ended December 31, 2008 that you established a range of the share that you and API will jointly bear of the total liability and that you determined your liability based on the low end of the range. However, we were unable to locate quantitative disclosures relating to the range. Given the apparent uncertainty regarding your allocation assumptions, tell us why you believe disclosure regarding your assumptions, and the possible impact of any change therein, in periods prior to the court ruling was adequate. Considering the magnitude of the adjustment to your liability subsequent to the court ruling, it appears that quantification of the range would have been necessary for a complete understanding of your potential environmental liability. Also tell us how much of the liability you assumed would be allocable to PRP’s, other than you and API, in periods prior to the court ruling. Refer to Question 2 of SAB Topic 5Y and Section III.B.3 of SEC Release 33-8350.

In periods prior to the December 2009 court ruling, our disclosure of the Fox River environmental matter provided the information indicated in SAB Topic 5Y Question 2, and satisfied the requirements of SEC Release 33-8350, for at least the following reasons:

•

Our disclosure identified the factors used to estimate the range that API and NCR’s shared potential liability could encompass and included the projected total cost, which has regularly been updated as actual data and more refined estimates became available. We did not provide greater detail with respect to the components of the range due to the uncertainties then present, including the total cleanup costs, total natural resource damages and the applicability of defenses thereto, a wide variety in liability assessments from a number of sources regarding the API/NCR share (ranging from 4% to over 60%), and the broad scope of inherently variable equitable factors that could be applied to an allocation under CERCLA, whether on appeal or otherwise. In light of these uncertainties, any articulation of the range at the time in question would have been, in our view, so arbitrary as to lack meaningful guidance for investors and, therefore, would not have been material and potentially could have been misleading.

•

The 2008 Form 10-K disclosure was consistent at the time with SEC Release 33-8350’s guidance concerning uncertainties and reasonable availability of quantitative information. Notwithstanding this; as we note below, later in 2009 and in light of developments in the litigation, we did specifically note certain positions taken by some PRPs that API and NCR should bear the entirety of the remediation costs. We believe this likewise was consistent with SEC Release 33-8350’s instructions concerning reasonably available quantitative information and perceived trends.

•

We also believed that additional quantitative disclosure would not have been advantageous to NCR’s shareholders in light of the pending negotiations and litigation. With respect to this point, we understood from previous communications with the Staff that this was acceptable. See, for example, NCR correspondence to the Staff dated July 3, 2002 and February 11, 2003 (referencing telephone conference with Staff on January 16, 2003).

•

Settlement negotiations between and among the key PRPs both before and during the allocation litigation have supported our estimate of the combined API/NCR share. In the course of formal mediated negotiations that took place over a lengthy period of time in 2007, other PRPs acknowledged substantial

Mr. Patrick Gilmore

likely exposure on their part as reflected in the settlement offers they made, and, notwithstanding positions taken in the litigation, all parties negotiated on the basis that API and NCR would contribute a combined share that was considerably less than 100%. While the precise offers that were made remain confidential, and although a final settlement was not achieved due to a variety of factors, including the receipt in late 2007 of new and higher remediation cost estimates, the financial contributions proposed by the other PRPs in those negotiations were substantial. Additionally, NCR negotiated and nearly achieved a subsequent separate settlement with a major PRP in 2008 in which that PRP was prepared to assume a significant percentage of Operating Unit (OU) 4 clean-up costs. These potential settlements, if achieved, would have resulted in a combined NCR/API level of responsibility that was reasonably close to the low end of the range NCR used in computing the reserve and disclosure in our Form 10-K for the Fiscal Year Ended December 31, 2008, which further reinforces our belief in the adequacy of our disclosure at the time.

•

The court’s December 2009 ruling affects only NCR/API’s contribution action against the other PRPs and has no impact on the state and federal governments’ enforcement rights against the other PRPs, and those PRPs’ liability to the governments for natural resource damages. While we cannot speak for the governments, they have made public remarks to the effect that they expect to recover from or settle with the other PRPs, and have advised the PRPs of their intent to seek natural resource damages from them. Notwithstanding that prospect, in light of the court’s ruling we adjusted our reserve to reflect an expectation that API and NCR will pay for the entirety of the remaining clean-up, at least until an appellate ruling is entered in the contribution action and/or until the governments otherwise choose to seek recovery from the other PRPs. Therefore, given the rights held by the governments against the other PRPs, the Company appropriately considered this aspect in assessing the adequacy of the reserve and related disclosures. If and as the governments do achieve recoveries that reduce the costs API and NCR must bear, we will reassess the reserve as appropriate.

•

While we respect the court’s decision, the summary judgment ruling is significantly at odds with the law of CERCLA in several respects and we will appeal it as soon as the law permits. In assessing the adequacy of the reserve and related disclosures prior to the ruling, we considered the prospect that the court would rule as it did to be extremely remote, as did our outside counsel and counsel for several of the other parties. Therefore, until immediately prior to this highly unexpected ruling, we did not believe that quantification of NCR’s exposure to this specific potential outcome would be meaningful to investors.

In any event, our 2008 Form 10-K disclosure acknowledged that “there are other estimates for some of these factors [i.e., the five key factors influencing the reserve] that

Mr. Patrick Gilmore

are significantly higher” than our estimates and that the high end of the range for the combined API/NCR share of total liability was very difficult to quantify due to the many uncertainties. Additionally, in light of certain motions that had been filed in the litigation, in the Form 10-Q for the quarter ended September 30, 2009 we specifically noted in the disclosure, “As to the high end of the range, some parties assert in the allocation litigation that NCR and API should bear all responsibility for the clean-up.” This indicated to the reader that the high end of the range could be as much as 100% of the total cost.

With respect to the Staff’s allocation question, prior to the court ruling, in assessing API/NCR’s and the other PRPs’ collective allocable shares of clean-up costs, the Company disclosed that there were ranges of equally possible outcomes and that no estimates within these ranges were better than the other estimates. Our assessment of ranges for the portion attributable to NCR/API, and thus also of the portions attributable to the other PRPs, was developed separately for each OU based on the proximity of the areas to be remediated to the locations at which the PCBs from the API/NCR plants were discharged to the river.

The amount that we assumed was allocable to the other PRPs can be derived from the disclosure included in the 2008 Form 10-K by examining the difference between the disclosed total costs of the cleanup ($913 million) and NCR and API’s joint share of such total cost ($333 million). With respect to NCR and API’s joint share of the total cost, the amount can be derived from NCR’s reserve balance before netting the indemnity asset and NCR’s disclosed percentage share of the API/NCR combined estimated costs based on the sharing agreement with API. This resulted in an assumed allocation to the other PRPs of approximately $580 million, or 60% of total cleanup costs, which is materially consistent with our actual reserve calculation. We would be pleased to illustrate this calculation for the Staff in a telephone conference.

Many aspects of the Company’s Fox River disclosure have been the subject of prior correspondence between the Staff and the Company, and in some instances that discussion included the specific topic of the share of total liability assignable to NCR and API. We have reviewed those earlier discussions, and respectfully refer the Staff to those exchanges, which occurred July 3 2002, October 4, 2002, November 27, 2002, December 16, 2002, February 11, 2003 and June 9, 2006.

Item 15. Exhibits, Financial Statement Schedules, page 93

3.	We note your response to prior comment 5. Please supplementally provide us with a copy of the letter agreement with Mr. Dorsman so that we may better evaluate your response.

In accordance with your request, a copy of the letter agreement with Mr. Dorsman was provided to Matthew Crispino via electronic mail on June 10, 2010.

Mr. Patrick Gilmore

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 937-445-5798 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Robert Fishman
Robert Fishman
Senior Vice President and Chief Financial Officer
NCR Corporation
(937) 445-5798

cc:	Audit Committee of the Board of Directors
PricewaterhouseCoopers LLP
William Nuti, Chairman and Chief Executive Officer